	Waller Lansden Dortch & Davis, LLP Nashville City Center 511 Union Street, Suite 2700 Nashville, Tennessee 37219-8966 (615) 244-6380 Fax: (615) 244-6804 www.wallerlaw.com	1901 Sixth Avenue North, Suite 1400 Birmingham, Alabama 35203-2623 (205) 214-6380 520 South Grand Avenue, Suite 800 Los Angeles, California 90071 (213) 362-3680
J. Reginald Hill (615) 850-8473 reggie.hill@wallerlaw.com
June 21, 2007
VIA EDGAR/COURTESY COPY VIA OVERNIGHT COURIER
Christina Chalk
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symbion, Inc. Schedule 13E-3 filed on May 30, 2007 by Symbion, Inc. et al. File No. 5-80262 PREM14A filed on May 30, 2007 by Symbion, Inc. File No. 0-50574
Dear Ms. Chalk:
     On behalf of our client, Symbion, Inc. (the “Company”), attached as Exhibit A are the Company’s responses to the comments and requests for supplemental information issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated June 12, 2007 regarding the above-referenced preliminary proxy statement on Schedule 14A and the Transaction Statement on Schedule 13E-3 of the Company, Richard E. Francis, Jr., Clifford G. Adlerz, Symbol Acquisition, L.L.C., Symbol Merger Sub, Inc. and Crestview Partners, L.P., in each case filed by the Company on May 30, 2007. The responses in Exhibit A are keyed to the comments in the Staff’s comment letter.
     The Company has filed with the Commission today a revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”), each of which reflects the responses in Exhibit A. In addition, copies of the Proxy Statement and the Schedule 13E-3, marked to show changes from the initial versions filed on May 30, 2007, are being sent to you via overnight courier, along with a copy of this letter and Exhibit A.

     We represent the Company only. To the extent that any response relates to information concerning Symbol Acquisition, L.L.C., Symbol Merger Sub, Inc., Crestview Partners, L.P. (or its affiliated funds), Mr. Francis, Mr. Adlerz, any other rollover investors, or Bear, Stearns & Co. Inc., such response is included in this letter based on information provided to the Company and us by such other persons or entities or their respective representatives.
     If you or the Staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 850-8473 or Don Moody at (615) 850-8852.
Very truly yours,
/s/ J. Reginald Hill
J. Reginald Hill

cc:	Richard E. Francis, Jr., Symbion, Inc. (w/encl.) Clifford G. Adlerz, Symbion, Inc. (w/encl.)

Donald R. Moody, Waller Lansden Dortch & Davis, LLP (w/encl.) James H. Nixon III, Waller Lansden Dortch & Davis, LLP (w/encl.) Andrew E. Loope, Waller Lansden Dortch & Davis, LLP (w/encl.)

Patrick Dooley, Akin Gump Strauss Hauer & Feld LLP (w/encl.) David D’Urso, Akin Gump Strauss Hauer & Feld LLP (w/encl.)

John D. Amorosi, Davis Polk & Wardwell (w/encl.)

EXHIBIT A
Symbion, Inc.
Schedule 13E-3 filed on May 30, 2007 by Symbion, Inc. et al.
File No. 5-80262
PREM14A filed on May 30, 2007 by Symbion, Inc.
File No. 0-50574
     Set forth below are the responses of Symbion, Inc. (the “Company”) to comments included in a letter dated June 12, 2007 (the “Comment Letter”) to the Company from the Staff regarding the Proxy Statement and the Schedule 13E-3 that have been filed by the Company with the Commission. The comments included in the Comment Letter are repeated and underlined below for convenience of reference. Capitalized terms used herein and not defined shall have the meanings attributed to such terms in the Proxy Statement.
SCHEDULE 13E-3
1.      Comment:     In your response letter, tell us why you have not included Crestview Partners, LP’s general partner, Crestview Partners GP, LP as a filing person on the Schedule 13E-3. Your analysis should describe the nature of the relationship between these entities and their assets and operations as separate entities, to the extent applicable.
     Response: In response to your comment, we have revised the Schedule 13E-3 to add Crestview Partners GP, L.P. as a filing person. Please see the cover page of the Schedule 13E-3.
PREM14A — General
2.     Comment:     Throughout the proxy statement, including in the letter to stockholders, you note that “a group of investors led by funds affiliated with Crestview” and certain members of management of Symbion will own the company going forward. Identify the “funds affiliated with Crestview” who will participate in this transaction and specifically describe their role (including equity ownership) going forward. In addition, in your response letter, tell us why such additional funds should not be filers on the Schedule 13E-3.
     Response: In response to your comment, we have revised the Schedule 13E-3 to include the funds affiliated with Crestview. Please see the cover page of the Schedule 13E-3 and page 1 of the Proxy Statement. Crestview will make its investment through five funds, each of which will invest an amount that is proportionate to its respective total capital commitment to Crestview from their limited partners. The five funds and their approximate investment percentages as among them are Crestview Partners, L.P. (64.0%), Crestview Offshore Holdings (Cayman), L.P. (15.4%), Crestview Holdings (TE), L.P. (4.4%), Crestview Partners (ERISA), L.P. (5.2%) and Crestview Partners (PF), L.P. (11.1%). We have revised the Proxy Statement to provide the expected percentage of Crestview’s ownership of the outstanding capital stock of Parent at closing of each such fund. Please see pages 31 and 32 of the Proxy Statement.

     3.     Comment:     See our comment above. In several places throughout the proxy statement and letter to stockholders, you similarly note generally that “Crestview is considering the possibility of allowing other Symbion executives and employees” to become rollover investors. In your response letter, identify these additional possible participants in this going private transaction by name and position with Symbion. In addition, describe each person’s possible equity interest going forward (as a percentage) and their anticipated position with Parent or its affiliates after the merger. Your analysis should indicate why you have not included such persons as filers on the Schedule 13E-3.
     Response: Crestview has determined that it will permit certain Symbion executives and employees to roll over their Symbion stock options and/or shares of Symbion common stock into Parent stock options and/or other Parent equity. The chart below reflects the individuals who will be offered the opportunity to become rollover investors, and their possible equity interest in Parent’s outstanding equity as of the closing of the merger. Please note that we do not yet know whether such individuals will elect to roll over shares and/or options or be cashed out (whether in full or in part). We have revised the Proxy Statement to reflect Crestview’s determination. Please see the Letter to Stockholders and pages 1, 7, 9, 30, 32, 39 and 40 of the Proxy Statement.
Potential Rollover Investors

Possible % of Outstanding
Name and Position	Equity in Parent at Closing (1)(2)
Richard E. Francis, Jr. Chairman and Chief Executive Officer and Director	1.8%

Clifford G. Adlerz President, Chief Operating Officer and Director	1.1%

Kenneth C. Mitchell Chief Financial Officer and Senior Vice President of Finance	0.7%

R. Dale Kennedy Senior Vice President of Management Services and Secretary	0.6%

Non-Executive Officers and Employees (3)	1.2%

(1)	Based upon an estimated total of $255.0 million of outstanding equity of Parent as of the closing of the merger.

(2)	Includes stock options that will be exercisable as of the closing of the merger.

(3)	Includes 35 non-executive officers and employees with the following titles or positions with the Company: Vice President, Assistant Vice President, Regional Vice President, Group President and Group Vice President.

     For purposes of this transaction, we believe that none of the individuals listed above, other than Messrs. Francis and Adlerz, should be included as filing persons. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls, is controlled by, or is under common control with, such issuer. Except for Messrs. Francis and Adlerz, none of these executives and employees is on the board of directors of the Company, participated in merger negotiations with Crestview or is otherwise in a control relationship with the Company. Except for Messrs. Francis and Adlerz, no executive or employee is expected to serve on the board of Parent that controls the surviving corporation following the merger, or otherwise be in a control relationship with Parent. The authority of each of these executives and employees will be subject to and defined by the board of directors of Parent, which board will be controlled by Crestview. As of June 14, 2007, the potential rollover investors (excluding Messrs. Francis and Adlerz) collectively held less than a total of 4.5% of the outstanding shares of Symbion capital stock on a fully-diluted basis (with no individual holding more than 0.95%) and therefore do not have a significant stake in the Company. Furthermore, these individuals (excluding Messrs. Francis and Adlerz) are expected to collectively hold less than 2.5% of the equity of Parent as of the closing (including exercisable options), with no individual anticipated to hold more than 0.7%, and therefore will not have a controlling equity stake in Parent.
     Further, in Section II.D.3. of the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline dated November 14, 2000, the Staff discussed circumstances in which the senior management of an issuer involved in a transaction with a third party that has at least one of the requisite going-private effects could be deemed to be engaged in a Rule 13e-3 transaction. The Staff noted that important factors to consider in determining whether management of the target company should be deemed to be engaged in a Rule 13e-3 transaction include whether the management ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities (which is not the case here), (ii) occupy seats on the board of the surviving company in addition to management positions (only Messrs. Francis and Adlerz would) and (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (again, not the case here). Thus, these factors are not present in this transaction for any of the potential rollover investors, other than Messrs. Francis and Adlerz.
Summary Term Sheet — Share Ownership of Symbion Directors and Officers, page 3
4.     Comment:     Fill in the blanks in this section of the proxy statement, and throughout the disclosure document.
     Response: In response to your comment, we have revised the Proxy Statement to fill in the blanks relating to the share ownership of the Company’s directors and officers. Please see pages 3 and 50 of the Proxy Statement.
Questions and Answers about the Special Meeting and the Merger — What is the “marketing period”?, page 12
5.     Comment:     Update this information to disclose whether the “marketing period” has expired and when you expect it to commence with the furnishing of the data from Symbion. In addition, in your response letter tell us whether you intend to disclose the financial information Symbion will provide to Parent. We may have further comments.

     Response: In response to your comment, we have updated the relevant disclosure regarding the timing of the marketing period. Please see page 12 of the Proxy Statement. We note that the only financial information that the Company has been required to provide under the applicable provisions of the merger agreement and has provided to Parent is (a) the financial information disclosed in the Company’s first quarter 2007 report on Form 10-Q and (b) draft pro forma financial statements under Article 11 of Regulation S-X giving effect to the merger and related financings. This financial information will be included in the offering memorandum being prepared for the private offering of senior notes and an information memorandum for the bank financing described in the Proxy Statement. If closing of the merger has not occurred by August 14, 2007, the Company will be obligated to provide the financial information disclosed in its second quarter Form 10-Q to Parent as well.
     Although the Company has provided the requisite financial information required to date to Parent, the marketing period will not commence until all conditions to the closing of the merger transaction (except those conditions that by their nature can only be satisfied at closing) have been satisfied, including, among others, obtaining stockholder approval of the merger agreement.
Special Factors — Background of the Merger, page 15
6.     Comment:     Provide further details concerning the unsolicited offer to purchase the Company by a strategic investor in February 2006. Your expanded disclosure should specifically describe the price per share contemplated, the premium it represented to the then-current trading price of the shares, the form of the offer consideration, and any other material terms or contingencies associated with the offer. In addition, explain in detail why the discussions with this party terminated in March 2006.
     Response: The contact by a strategic investor in February 2006 was an exploration by the strategic investor to determine whether or not the strategic investor could make a premium offer to acquire the Company. No price or other terms were proposed or discussed. After the strategic investor performed limited due diligence, the strategic investor advised the Company that it would not make an offer to acquire the Company and terminated discussions. The Company has added disclosure on page 15 of the Proxy Statement clarifying that no offer was made.
7.     Comment:     Describe the “various strategic alternatives” for the Company considered by the board in April 2006.
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 15 of the Proxy Statement.
8.     Comment:     In the second paragraph in this section, clarify whether Mr. Francis indicated in April 2006 that he was interested in participating in the purchase of Symbion in collaboration with the private equity firms he suggested that the Company contact.
     Response: We have revised page 15 of the Proxy Statement in response to your comment. Mr. Francis’s discussions with the Board in April 2006 were very preliminary and related only to senior management’s interest in exploring on an informal basis whether private equity firms would be interested in acquiring the Company. There were no specific private equity firms or transaction structures identified by Mr. Francis or discussed with the Board at that time. As explained on page 15 of the revised Proxy Statement, it was not until July 2006 that financial sponsors were contacted and Messrs. Francis and Adlerz indicated that they might be prepared to explore participating in a possible transaction.
9.     Comment:     Explain why the Company chose to explore a sale to a private equity versus a strategic buyer.
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 15 of the Proxy Statement.
10.     Comment:     Explain why discussions with the Remaining Sponsor terminated in early December 2006.
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 15 of the Proxy Statement.
11.     Comment:     Explain why the Company terminated discussions concerning its acquisition proposal to acquire a third party in November 2006. In addition, explain why the option of being an acquiror versus an acquiree was pursued for some period but was later dropped.
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 16 of the Proxy Statement.
12.     Comment:     Summarize the special committee’s consideration of alternatives for the Company.
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 18 of the Proxy Statement.
13.     Comment:     On page 18, update the status of the “go-shop” process begun on April 24, 2007 and permitted under the merger agreement.
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 18 of the Proxy Statement.
14.     Comment:     Specifically discuss how the special committee and the board considered the fact that Symbion’s shares traded higher than the merger price during the second quarter of 2007 and traded significantly higher during most of 2006. How did these facts factors into both parties’ fairness analyses?
     Response: Based upon the Company’s review of trading information, the public trading price of the Company’s stock during the second quarter of 2007 (through the date hereof) did not exceed the merger price, except on the day that the signing of the merger agreement was announced. In addition, after the announcement of revised earnings guidance in a press release issued by the Company on October 25, 2006, the public trading price never exceeded the merger price, even though prior to that earnings announcement there were points in 2006 where the public trading price did exceed the merger price. We have added additional disclosure on page 19 of the Proxy Statement to this effect.

Recommendation of the Special Committee and the Board of Directors; Reasons for Approval of the Merger, page 18
15.     Comment:     Summarize the “evolving industry trends and uncertainties, including the payor and reimbursement environment” which caused the special committee to conclude that the merger was a better alternative than remaining independent.
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 19 of the Proxy Statement.
Summary of Financial Analyses, page 24
16.     Comment:     For the comparable public company analysis described on page 25, explain on what basis Bear Sterns divided the comparable companies into two sets, and describe the distinction between the two. That is, are the primary comparable companies deemed more like Symbion than those in the secondary grouping? If so, why?
     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 25 of the Proxy Statement.
Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness, page 28
17.     Comment:     Did any member of the buying group or their affiliates retain a fairness advisor or other third party to prepare a report that is materially related to this transaction? If so, please provide the disclosure required by Item 1015 of Regulation M-A with respect to such third party and such report. In addition, file any written materials as an exhibit to the Schedule 13E-3.
     Response: While Crestview did retain Merrill Lynch to act as its M&A advisor on this transaction, Merrill Lynch did not prepare any report that is materially related to the transaction within the meaning of Item 1015 of Regulation M-A.
18.     Comment:     Refer to the disclosure in the fourth bullet point in this section on page 28 of the proxy statement. Clarify the meaning of the language in parenthesis. That is, why did this lead to or support (or detract from) the buying group’s fairness determination?
     Response: We believe that the language in parentheses does not have any bearing on the buying group’s determination of the fairness of this transaction. The language was included to accurately describe the process by which the Company approved the transaction. We believe that the fact of subsequent board approval following special committee approval and recommendation to be quite common for transactions of this kind and is more in the nature of a ratification that may be required as a matter of Delaware law for a merger to proceed. We have understood that the special committee possessed the ultimate authority to decide whether to pursue this transaction, and the board would not have approved the transaction without the special committee’s prior approval.
19.     Comment:     For both the members of the buying group and the Company, discuss the reasons for the structure and the timing of the transaction. See Item 1013(c) of Regulation M-A.

     Response: We have revised the Proxy Statement to note that the buying group and the Company chose to structure the transaction as a one-step merger as opposed to a two-step tender offer followed by a merger because there was no timing advantage in structuring the transaction as a tender offer because of the lag time associated with the healthcare regulatory approval processes in various states. See page 52 of the Proxy Statement.
20.     Comment:     See our last comment above. Explain the reasons for electing the 30-day “go-shop” period after the signing of the merger agreement (versus waiting to sign the merger agreement until the possibility of alternative buyers had been explored). Explain the perceived advantages and disadvantages of this structure for the Company and unaffiliated shareholders. See Item 1013(c) of Regulation M-A.
     Response: We understand that the Special Committee determined that it was in the best interests of the Company and its unaffiliated stockholders to enter into the merger agreement with Crestview, so as not to run the risk of losing the transaction with Crestview while exploring the possibility of alternative interested buyers. Signing the merger agreement with a 30-day “go-shop” period allowed the Company to both secure the Crestview offer and explore the possibility of securing alternative buyers with a relatively low break-up fee of only 1% of equity value, which should not serve as a meaningful deterrent to such an offer emerging were an alternative buyer to be interested. We have revised the Proxy Statement to clarify this point. See page 30 of the Proxy Statement.
Financial Projections, page 43
21.     Comment:     It does not appear that you have disclosed all of the projections provided by management to Bear Sterns. For example, the Bear Sterns report dated April 19, 2007 and filed as an exhibit to the Schedule 13E-3 lists much more extensive projections, including two separate financial “case models”: a base case and a growth case. Please revise this section to disclose all of the projections provided, including those referenced in the April 19, 2007 Bear Sterns report. Similarly, any additional projections provided to the buying group must be summarized here.
     Response: In response to your comment, we have revised the Proxy Statement to add additional line items to the projections included in the Proxy Statement. Both case models (base and growth) are included in the Proxy Statement and we have revised the headings of the models. Please note that the projections and the assumptions reported by Bear Stearns are identical in all three Bear Stearns presentation reports filed as exhibits with the Schedule 13E-3.
     No projections were provided by management to the buying group. However, there were various discussions between the Company’s management and representatives of the buying group. Accordingly, we have included in the Proxy Statement a summary of the projections prepared by the buying group after discussions with the Company’s management.
     Please see pages 45 through 47 of the Proxy Statement.
22.     Comment:     Summarize the material assumptions underlying these projections and any you add in response to the last comment above.

     Response: In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see pages 45 through 47 of the Proxy Statement.
Selected Historical Financial Information, page 66
23.     Comment:     Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A.
     Response: We respectfully submit that the Company is not required to provide ratio of earnings to fixed charges data because the Company does not register debt securities or preference equity securities, which is necessary for such ratio to be computed in a manner consistent with Item 503(d) of Regulation S-K.

June 21, 2007
Christina Chalk
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symbion, Inc. Schedule 13E-3 filed on May 30, 2007 by Symbion, Inc. et al. File No. 5-80262 PREM14A filed on May 30, 2007 by Symbion, Inc. File No. 0-50574
Dear Ms. Chalk:
     In connection with the filing with the Securities and Exchange Commission (the “Commission”) by Symbion, Inc. (the “Company”) of (1) the revised preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and (2) Amendment No. 1 to the Schedule 13E-3 (together with the Proxy Statement, the “Filings”), which were filed in response to the comments of the staff of the Commission (the “Staff”) set forth in their letter dated June 12, 2007, the undersigned hereby acknowledge that:
•	the undersigned are responsible for the adequacy and accuracy of the disclosures contained in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SYMBION, INC.
By:	/s/ Richard E. Francis, Jr.
Name:	Richard E. Francis, Jr.
Title:	Chairman and Chief Executive Officer

CRESTVIEW PARTNERS, L.P.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Managing Director

CRESTVIEW PARTNERS GP, L.P.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Managing Director

CRESTVIEW OFFSHORE HOLDINGS (CAYMAN), L.P.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Managing Director

CRESTVIEW HOLDINGS (TE), L.P.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Managing Director

CRESTVIEW PARTNERS (ERISA), L.P.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Managing Director

CRESTVIEW PARTNERS (PF), L.P.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Managing Director

SYMBOL ACQUISITION, L.L.C.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Vice President

SYMBOL MERGER SUB, INC.
By:	/s/ Thomas S. Murphy, Jr.
Name:	Thomas S. Murphy, Jr.
Title:	Director

/s/ Richard E. Francis, Jr.
Richard E. Francis, Jr.

/s/ Clifford G. Adlerz
Clifford G. Adlerz